SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 16, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated October 16, 2007 regarding “Lower than expected result for Ericsson in third quarter 2007”.

Press Release October 16, 2007

[Ericsson discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 07.30 CET, on October 16, 2007.]

All numbers are preliminary and unaudited.

Lower than expected result for Ericsson in third quarter 2007

Ericsson (NASDAQ:ERIC) expects sales of SEK 43.5 b., an operating income of SEK 5.6 b. and a cash flow of SEK -1.6 b. for the third quarter 2007. This is below the company’s own as well as current market expectations and primarily a result of an unexpected shift in the business mix.

“The unexpected development in the quarter is mainly due to a shortfall in sales in mobile network upgrades and expansions which resulted in an unfavorable business mix that also negatively affected Group margins,” said Carl-Henric Svanberg, President and CEO of Ericsson. “All other businesses performed as expected. The effect of market dynamics is always a matter of judgment. This quarter we have underestimated the effects.”

Ericsson’s networks business continues to develop most rapidly in regions where new network rollouts and break-in contracts are predominant. This is where competition is intense as it builds footprint for long-term profitable growth. So far the margin pressures from these business activities have been offset by higher margin sales such as network expansions and upgrades. Such expansions and upgrades have a short sales cycle and builds during the quarter. This quarter, sales of these higher margin offerings did not materialize as much as in previous quarters. High margin software sales are also lower than normal.

The Professional Services segment continues to show strong growth and stable margins. The Multimedia segment is expected to also show a strong growth with operating income slightly above breakeven level, reflecting the continued investments in new business areas.

“In infrastructure scale is critical for success. Our strategy to regain scale advantage through increased mobile systems market shares has been effective. The present market dynamics are however working to our disadvantage from a short-term financial perspective. Now that we have reestablished our scale advantage from the pre-industry consolidation we will shift our focus slightly and capitalize on our market share gains,” said Carl-Henric Svanberg

FINANCIAL HIGHLIGHTS

Income statement and cash flow

All numbers are preliminary and unaudited.

	Third quarter			Second quarter		Nine months
SEK b.	2007	20061)	Change	2007	Change	2007	20061)	Change
Net sales excl. divested operations	43.5	40.9	6%	47.6	-9%	133.3	124.1	7%
Net sales	43.5	41.3	6%	47.6	-9%	133.3	125.6	6%
Gross margin	35.6%	38.2%	-	43.0%	-	40.6%	41.5%	-
EBITDA margin	17.4%	25.4%	-	23.9%	-	21.8%	23.2%	-
Operating income	5.6	8.8	-36%	9.3	-39%	23.0	23.6	-3%
Operating margin	12.9%	21.2%	-	19.4%	-	17.3%	18.8%	-
Operating margin ex Sony Ericsson	9.0%	16.5%	-	16.4%	-	13.7%	16.0%	-
Income after financial items	5.6	8.9	-37%	9.3	-40%	23.1	23.8	-3%
Net income2)	4.0	6.2	-36%	6.4	-38%	16.2	16.5	-2%

1)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave systems.
2)	Attributable to stockholders of the parent company, excluding minority interest.

The year-over-year sales increase of 6% consisted of organic growth of 4%. The USD has continued to weaken during the quarter and affected reported sales growth negatively.

The decline in gross margin is mainly due to an unfavorable business mix consisting of a high proportion of new network rollouts and lower software sales. In addition to the good growth in network rollout, sales of transmission systems, with a lower margin, showed strong growth, also negatively affecting Group gross margins.

Operating income amounted to SEK 5.6 (8.8) b. in the quarter and SEK 23.0 (23.6) b. year-to-date. In the Networks business mix, new network rollouts are now dominating and in combination with lower sales of software this caused the group operating margins to decline significantly during the quarter. Sony Ericsson’s pre-tax profit contributed 4% to Group operating margin in the quarter.

Cash flow from operating activities is estimated to be SEK -1.6 (4.8) b. in the quarter and SEK 7.2 (7.5) b. year-to-date.

SEGMENT RESULTS

All numbers are preliminary and unaudited.

	Third quarter			Second quarter		Nine months
SEK b.	20071)	20062)	Change	20071)	Change	20071)	20062)	Change
Networks sales	28.5	29.2	-2%	33.7	-15%	91.6	88.7	3%
Of which network rollout	4.0	3.5	14%	4.3	-7%	12.1	10.9	11%
Operating margin	8%	9%	-	19%	-	15%	15%	-
EBITDA margin	13%	15%	-	24%	-	20%	21%	-
Professional Services sales	11.0	8.7	26%	10.3	7%	30.8	26.3	17%
Of which managed services	3.4	2.2	50%	2.9	15%	8.9	7.0	27%
Operating margin	15%	12%	-	15%	-	15%	14%	-
EBITDA margin	16%	13%	-	16%	-	16%	15%	-
Multimedia sales	4.0	3.1	31%	3.7	10%	11.0	9.3	18%
Operating margin	1%	3%	-	0%	-	3%	2%	-
EBITDA margin	7%	4%	-	5%	-	7%	3%	-

Total sales	43.5	40.9	6%	47.6	-9%	133.3	124.1	7%

1)	Acquired companies are included from date of acquisition.
2)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave Systems.

Networks

Sales in Networks declined mainly due to lower sales of expansions and upgrades of mobile networks with its related high software content. Sales of lower margin network rollouts and break-ins currently represent the majority of the networks business. It is this shift in business mix that is negatively affecting group margins rather than a change in the underlying margins.

Professional Services

Sales in Professional Services grew by 26% year-over-year and continue to outpace the market. Managed services grew by 50% year-over-year. More than two thirds of Professional Services revenues are currently of a recurring nature.

Multimedia

Growth was 31% year-over-year. Operating income in the quarter was slightly above breakeven level. The businesses Ericsson Mobile Platforms, Service Delivery Platforms, Tandberg Television and Charging are all showing strong growth with healthy margins. IPTV, IMS and Messaging are new business development areas with significant R&D investments but with limited sales.

REGIONAL OVERVIEW

All numbers are preliminary and unaudited.

	Third quarter			Second quarter		Nine months
Sales, SEK b.	2007	20061)	Change	2007	Change	2007	20061)	Change
Western Europe	12.3	11.5	7%	12.4	-1%	37.3	35.3	6%
Central and Eastern Europe, Middle East and Africa	12.0	10.7	12%	11.5	4%	34.4	31.5	9%
Asia Pacific	12.0	11.6	3%	16.6	-28%	40.9	33.9	21%
Latin America	4.2	4.2	1%	4.1	4%	11.6	11.7	0%
North America	3.0	2.9	4%	3.0	-1%	9.1	11.8	-23%

1)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave Systems.

North American sales increased slightly year-over-year, however Ericsson had expected a more significant increase driven by mobile network expansions and upgrades of the installed base which so far has not materialized. In Western Europe Ericsson was also expecting similar sales which did not occur due to ongoing operator consolidation in several major markets.

Sales development in Asia-Pacific was flattish due to lower mobile systems sales in China. The underlying business activity is ongoing at a healthy level but invoicing varies quarter by quarter due to the nature of the Chinese market. Sales in Australia were down as a result of the completion of the initial HSPA network rollout. Excluding China and Australia sales growth was 17% in the region. All other regions developed as expected.

PLANNING ASSUMPTIONS

For the fourth quarter of 2007 our planning assumption is Group sales of SEK 53-60 b. and operating margins in the mid-teens, including Sony Ericsson.

For the market in 2008, our early expectation is that the current conditions will prevail.

EDITOR’S NOTE

Ericsson’s third quarter report for 2007 will, as earlier announced, be published on October 25, 2007, at 07.30 (CET).

Ericsson invites media, investors and analysts to a press conference at Kistavägen 25, Stockholm, at 10.00 (CET), October 16.

An analyst and media conference call will begin at 15.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,
Communications	Media
Phone: +46 8 719 4044	Åse Lindskog, Vice President,
E-mail: investor.relations.se@ericsson.com	Head of Media Relations
or press.relations@ericsson.com	Phone: +46 8 719 9725, +46 730 244 872
E-mail: press.relations@ericsson.com
Investors
Gary Pinkham, Vice President,	Ola Rembe, Vice President
Investor Relations	Phone: +46 8 719 9727, +46 730 244 873
Phone: +46 8 719 0000	E-mail:press.relations@ericsson.com
E-mail: investor.relations.se@ericsson.com

Susanne Andersson,
Investor Relations
Phone: +46 8 719 4631
E-mail: investor.relations.se@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: October 16, 2007